CLETHA A. WALSTRAND

ATTORNEY AT LAW

1328 EAST 600 NORTH

BOUNTIFUL, UT  84010

OFFICE: 801-295-0089  FAX: 801-295-3458

cwalstrand@networld.com

January 17, 2006

United States Securities and Exchange Commission

Mr. Albert Yarashus

100 F Street N.E.

Washington, D.C.  20549-3651

Re:

S2C Global Systems, Inc.

Form 10-SB, Amendment 1

Filed November 14, 2005

File No. 0-51529

Dear Mr. Yarashus:

S2C Global Systems, Inc., (the “Company”), has received your comment letter dated December 14, (“comment letter”) pertaining to the above referenced registration statement on Form 10-SB (the “Registration Statement”).  Amendment No. 2 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

We understand, from recent press reports, that the common stock you are registering has recently been the subject of numerous junk faxes and spam emails promoting you as an investment vehicle. We have seen such reports, for example, in the Financial Wire, the Prime Zone Media Network, and Tip Top Equities. Please tell us whether you have any association with those activities.

Response:

This comment is the first we have heard of any junk faxes or spam emails regarding our

Company.  We have no association with any of the companies listed except Prime Zone

Media Network which is the company through which we publish our press releases.

_______________________________________________

U.S Securities and Exchange Commission

Mr. Albert Yarashus

January 17, 2006

Description of Business, page 2

2.

We note your response to comment 6 in our letter dated October 21, 2005. However, we have not received any materials which support the statistical claims made in this section.  Please furnish these materials, or revise appropriate.

Response:

We have included copies of the material from which our statistical claims were made as a supplement to this response letter.

3.

We note your response to comment 8 in our letter dated October 21, 2005. Please tell us whether or not Danone Waters of North America has agreed with the statements you attribute to them in the third full paragraph on page 3 and the second full paragraph on page 6 regarding the suitability of the Aquaduct system for their operations, and furnish us a copy of the materials that you refer to in this section.

Response:

We have deleted statements attributed to Danone Waters of North America.

4.

Also, please tell us which nine changes to the Aquaduct system Danone Waters thought were necessary in order to reduce their distribution costs, and which two of those Danone thought the system did not address. Please c1arify in your response whether you intend to make changes to the system in response to these comments by Danone, and, if so, how these changes would affect your requirements for financing.

Response:

We have deleted this reference to Danone Waters because management never received a copy of Danone’s internal review identifying Danones’ distribution deficiencies that the

Aquaduct System could help them fix and as such has determined that the changes were insignificant and would not be pursued by the Company.

Plan of Operation, page 6

5.

We note in response to comments 24, 28, and 29 in our letter dated October 21, 2005 that: you intend to purchase and install up to 272 Aquaducts in the next year, and that you have based your projections for funding on this number. Please explain why you chose this number, and what modifications you expect to make in your plan of operation if you do not receive the funding you need to reach these goals. It is unclear, for example, what minimum number of these systems you would need to be operational, and what funding you would need to implement that level of operations.

Response:

We have revised our plan of operation to include a discussion of why we identified 272 units and our plan to scale up or down the number of units depending on financing.

Security Ownership of Certain Beneficial Owners and Management. page 8

6.

We note your response to comment 33 in our letter dated October 21, 2005. If a holder may convert notes within 60 days, then the underlying common shares are deemed beneficially owned within the meaning of Rule 13d-3 under the Exchange Act. Please revise or advise.

______________________________________________

U.S Securities and Exchange Commission

Mr. Albert Yarashus

January 17, 2006

Response:

We have included a copy of the amended notes as exhibits to this amendment.  The notes had exercise rights through December 31, 2005.  Since this date has passed the notes are no longer convertible and therefore we have not included the possible conversion shares in the beneficial ownership table.

Directors, Executive Officers, Promoters and Control Persons, page 9

7.

It is unclear from your response to comment 34 in our letter dated October 21, 2005 why the four vice presidents listed in the table at the top of page 10 are not executive officers or significant employees. Please advise or revise to describe their business experience as required by Item 401 of Regulation S-B.

Response:

We do not consider the four vice presidents as executive officers or significant employees an have deleted reference to them in our table.  None of the four employees are critical to the operations of our business and do not participate in any of the management decisions of the Company.  We listed in this table them because a previous comment asked us to do so as we have employment agreements with each of them.

8.

We note your response to comment 35 in our letter dated October 21, 2005. Please describe more specifically the business experience of each listed person including the nature of the named companies for which they work. Please also identify by name the family manufacturing business that Mr. Bautista is heading. Identify also by name the mass production facility in Monterey, Mexico that Mr. Bautista has been organizing, and specify what product or products this company will produce. See Item 401(a) of Regulation S-B.

Response:

We have revised the biographical information to provide additional information as requested.

Recent Sales of Unregistered Securities, page 19

9.

Please tell us how you determined the fair value of each issuance of unregistered securities issued during 2005. The issuances during 2005 were for cash or services and were assigned values ranging from $0.01 per share to $0.25 per share. Given that contemporaneous cash transactions are the best indicator of fair value, it is unclear why the fair value assigned for purposes of determining expense recognition for issuances of unregistered securities to consultants and employees is significantly lower, in all cases, than the contemporaneous transactions for $0.25 cash per share received from investors in June, August, September, and November, 2005. Please revise your financial statements, or tell us why your variations are appropriate, with references to authoritative guidance.

Response:

We have revised the financial statements and the amended registration statement to reflect these shares being valued at $0.25 per share.

Financial Statements, page 23

10.

Please update your financial statements in accordance with the requirements of Item 310(g) of Regulation S-B.

______________________________________________

U.S Securities and Exchange Commission

Mr. Albert Yarashus

January 17, 2006

Response:

We have provided updated financial statements with this amendment.

Report of Registered Public Accounting Finn. page 25

11.

Please obtain a revised auditors’ report that includes the signature of the auditors.

Response:

We have included a revised auditors’ report that includes the signature of the auditors.

Statements of Cash Flows. page 39

12.

Subtotals are not permitted in the reconciliation of net loss to operating cash flows. Please revise your filing accordingly.

Response:

We have revised the cash flow statement accordingly.

Note 3. Significant Accounting Policies. page 41

13.

Please revise your significant accounting policies to include a revenue recognition policy consistent with SAB 104. We understand that you have begun the roll out of the Aquaduct system with Amaro Inc. You have also worked with Communiteq Systems Inc. to install full ATM service in Aquaduct systems. It appears that your principal revenue streams will be:

•

Processing fees per bottle for equipment and services provided at the bottler’s plant;

•

Revenue sharing for sale of bottled water from the Aquaduct unit at the retail location; and

•

TM/Point-of-sale fees for Aquaduct units equipped to handle financial transactions.

Response:

We have not revised our significant accounting policies as requested because the sale of water started in a minimal manner in July 2005 for a 30 day period and will not resume until January 2006 when the ATM income is assumed to begin as well.  The bottling plant revenue is not expected to begin until the second quarter 2006.  We have noted that the completed contract method is used so that revenue is recorded when the sale of goods or the rendering of services is completed, or substantially completed.

Note 4. Convertible Promissory Notes, page 43

14.

Please tell us why you reflect convertible promissory notes as a separate line item within stockholders’ equity rather than as common stock and additional paid in capital. Since the notes were converted subsequent to year-end we assume that the common shares have been issued. Please revise or advise.

Response:

Our auditors state the note adequately addresses the fact that this note was converted subsequent to the year end and accordingly was presented as equity at December 31,

2004 and as share capital and PUC after conversion in the June 30, 2005 statements.

Note 4. Convertible Promissory Notes, page 43

______________________________________________

U.S Securities and Exchange Commission

Mr. Albert Yarashus

January 17, 2006

15.

Please tell us how amounts discussed in this footnote reconcile to the $88,463 balance shown on the balance sheet under current liabilities. In this regard, we note that there is no longer any discussion of the US $39,725 note. Please advise if this note has been converted or retired since your last filing. Please revise your filing, as necessary.

Response:

Our convertible promissory notes are $109,175 (including interest) as of September 30,

2005.  Our footnote 5 describes all current outstanding notes which have been adjusted as need for currency fluctuations.

Exhibits

16.

We have read your response to comment 56 in our letter dated October 21, 2005 and the disclosure under Item 7 on page 15. Please reconcile the USD $84,725 shown in Item 7 to the CDN $11,500 shown in the actual note agreement.

Response:

Please see response # 15 above.

17.

Please file your auditors’ consent as an exhibit to the amended filing.

Response:

Regulation S-B, Item 601 does not require any consents be filed with a Form 10-SB.

Please be advised that S2C acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking arty action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify the undersigned directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

enclosures

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